02030090

1072627

2-28-02

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: March 1, 2002

By: W. S. J

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY REPORTS UNDERWRITING PROFIT AND RECORD EARNINGS AND REVENUES

Toronto, Ontario (February 21, 2002) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced record financial results for the quarter and year ended December 31, 2001.

For Q4

- Diluted earnings per share increased to a Q4 record of $0.23 on 23% more shares outstanding
- Net income increased 36% to a Q4 record of $10.0 million
- Combined ratio of 101.6%
- Gross premiums written increased 68% to $291.6 million

For the Year

- Diluted earnings per share increased 49% to $1.19
- Net income increased 64% to a record $44.9 million
- Combined ratio improved to 99.1%
- Underwriting profit of $7.6 million compared to an underwriting loss of $5.3 million in 2000
- Gross premiums written increased 66% to a record $1.07 billion
- Return on Equity of 13.3%
- Book value per share increased 38% to $11.03

Net income for the fourth quarter increased 36% to a new fourth quarter record of $10.0 million compared to $7.4 million last year. Net income for the year was $44.9 million, an increase of 64% over the $27.5 million reported last year. Net income before goodwill was $11.5 million for the fourth quarter compared to $8.8 million last year, an increase of 31%. For the year, net income before goodwill was $50.8 million, an increase of 54% over $32.9 million last year.

Despite 23% more shares outstanding, diluted earnings per share for the fourth quarter were a record $0.23. For the year, diluted earnings per share were $1.19, a 49% increase compared to $0.80 last year. For the year, diluted earnings per share before goodwill amortization increased 40% to $1.34, compared to $0.96 last year. U.S. GAAP earnings per share for the year increased 54% to $1.25 over the $0.81 last year, and on a diluted basis increased 53% to $1.22 over $0.80 last year.

"I am extremely pleased to report record earnings for the fourth quarter and for 2001", said Bill Star, President and Chief Executive Officer. "In 2001 we reported record earnings for each quarter, producing an underwriting profit for the year which is particularly satisfying given the deteriorating results of our industry in Canada and the United States. We have built a strong foundation on which to profitably grow the company in these times of opportunity. We accomplished a great deal in 2001, and I look forward to 2002 with optimism and the expectation of continued growth and increased profitability."

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Premium Growth

During the fourth quarter of 2001 gross premiums written increased 68% to a fourth quarter record of $291.6 million compared with $173.7 million last year. For the year, gross premiums written increased by 66% to $1.07 billion compared to $643.0 million in 2000. For the quarter, gross premiums written grew by 19% to $85.6 million for the Company's Canadian operations, and by 103% to $206.0 million for the U.S. operations compared to last year. For the year, gross premiums written from Canadian operations were $356.1 million, compared to $289.4 million last year, and for the U.S. operations were $709.2 million compared to $353.6 million last year.

For the fourth quarter, net premiums earned were $278.4 million an increase of 86% over the same quarter last year. Net premiums earned for the year were a record $872.8 million, an increase of 62% over the $540.0 million in 2000. The unearned premiums as at December 31, 2001 increased 58% to $424.1 million over the $268.2 million reported at the end of 2000, reflecting the substantial increase in written premiums in 2001 which will be earned during 2002.

Underwriting Profit and Combined Ratio

The Company produced an underwriting profit of $7.6 million for the year compared to an underwriting loss of $5.3 million last year. The combined ratio for the fourth quarter 2001 was 101.6%, and for the year improved to 99.1% compared to 101.0% last year. For 2001, the combined ratio for the Company's Canadian operations was 103.1% compared to 101.1% last year, and the Company's U.S. operations improved to 96.8% compared to 100.9% last year.

The results from Canadian operations were impacted by an increase in loss ratio from 70.1% last year to 73.5% in 2001. The increase is primarily attributable to increased loss costs for bodily injury claims. Evolving case law, late reporting of information, and extended reporting periods for claimants are primarily responsible for these increased costs and loss trends. This caused the Company to increase its reserves for these lines during 2001. As a result, the Company has attained and is seeking rate increases to reflect these trends.

The expense ratio for the quarter improved to 29.8% (28.5% for the year) compared with 33.6% (32.1% for the year) last year. For the quarter, the general expense ratio improved to 8.3% (9.4% for the year) compared with 11.7% (12.4% for the year) in the same quarter last year, as a result of the greater earned premium base.

Investment Income

Investment income increased 18% to $52.5 million for 2001 compared to $44.6 million last year. During the year, realized gains amounted to $12.1 million compared to $10.4 million in 2000.

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Balance Sheet

Total assets at December 31, 2001 grew to $1.78 billion. Book value per share increased by 38% to $11.03 from $8.01 a year ago. The investment portfolio, including cash and accrued investment income, increased to $1.24 billion (market value $1.25 billion), compared to $787.5 million (market value $787.1 million) as at December 31, 2000. The investment portfolio represents $25.39 per common share at December 31, 2001 compared to $23.12 as at December 31, 2000.

Conference Call

The Company will have a conference call starting at 4:00 p.m. (Eastern time) on February 21, 2002. If interested in participating, please dial 1-888-343-1848 about five minutes before the start of the call. A live broadcast of the conference call can be accessed at www.newswire.ca/webcast/pages/KingswayFinancial. You may also link to the broadcast through our website at www.kingsway-financial.com.

Forward Looking Statements

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2000 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2000 Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

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For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the periods ended December 31, 2001 and 2000
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to Dec 31: 2001 (unaudited)	Quarter to Dec 31: 2000 (unaudited)	12 months to Dec 31: 2001	12 months to Dec 31: 2000
Gross premiums written	$291,578	$173,675	$1,065,262	$643,022
Net premiums written	$275,044	$162,119	$1,014,960	$604,693
Revenue:				
Net premiums earned	$278,423	$149,356	$872,830	$539,969
Investment income	13,409	12,005	52,553	44,576
Net realized gains	5,785	4,494	12,079	10,444
	297,617	165,855	937,462	594,989
Expenses:				
Claims incurred	200,008	101,618	616,079	371,946
Commissions and premium taxes	59,863	32,557	167,176	106,378
General and administrative expenses	23,121	17,505	81,938	66,925
Interest expense	2,836	3,674	11,399	11,408
	285,828	155,354	876,592	556,657
Income before income taxes	11,789	10,501	60,870	38,332
Income taxes	308	1,731	10,083	5,393
Net income before goodwill	11,481	8,770	50,787	32,939
Goodwill amortization net of taxes	1,480	1,401	5,856	5,469
Net income	$10,001	$7,369	$44,931	$27,470
Earnings per share before goodwill:				
Basic:	$0.28	$0.26	$1.37	$0.97
Diluted:	$0.26	$0.26	$1.34	$0.96
Earnings per share:				
Basic:	$0.24	$0.22	$1.21	$0.81
Diluted:	$0.23	$0.22	$1.19	$0.80
Weighted average shares outstanding:				
Basic:	41,215	33,995	37,202	33,985
Diluted:	42,010	34,293	37,856	34,341
Claims ratio	71.8%	68.0%	70.6%	68.9%
Expense ratio	29.8%	33.6%	28.5%	32.1%
Combined ratio	101.6%	101.6%	99.1%	101.0%
Underwriting profit (loss)	$(4,569)	$(2,324)	$7,637	$(5,280)
Return on equity (annualized)	10.0%	10.9%	13.3%	10.7%
Book value per share			$11.03	$8.01

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	Dec 31, 2001	Dec. 31 2000
ASSETS		
Cash	$96,200	$ 29,840
Investments	1,126,998	750,670
Accrued investment income	12,173	6,960
Accounts receivable and other assets	176,692	92,343
Due from reinsurers and other insurers	131,462	112,510
Deferred policy acquisition costs	95,717	53,467
Income taxes recoverable	1,246	-
Future income taxes	23,086	21,149
Capital assets	38,643	28,229
Goodwill	76,527	78,758
	$1,778,744	$1,173,926
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Bank indebtedness	$144,516	$ 143,129
Accounts payable and accrued liabilities	76,548	42,462
Income taxes payable	-	1,837
Unearned premiums	424,120	268,208
Unpaid claims	589,963	435,322
Other liabilities	6,755	10,255
	1,241,902	901,213
SHAREHOLDERS' EQUITY		
Share capital *Issued and outstanding number of common shares* *48,657,206 – December 31, 2001* *34,056,597 – December 31, 2000*	356,232	148,481
Currency translation adjustment	15,499	4,052
Retained earnings	165,111	120,180
	536,842	272,713
	$1,778,744	$1,173,926

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE

As at December 31, 2001 and December 31, 2000
(In thousands of Canadian dollars)

1. Cash and Investments:

	December 31, 2001	
	Carrying Amount	Fair value
Term deposits	$ 192,191	$ 192,163
Bonds:		
Government	305,003	308,467
Corporate	425,009	427,271
Preferred shares	9,317	8,328
Common shares	101,879	108,758
Financed premiums	93,599	93,599
	$ 1,126,998	$ 1,138,586

	December 31, 2000	
	Carrying Amount	Fair value
Term deposits	$ 114,912	$ 114,861
Bonds:		
Government	219,819	219,278
Corporate	236,506	233,883
Preferred shares	12,778	11,862
Common shares	83,332	87,056
Financed premiums	83,323	83,323
	$ 750,670	$ 750,263

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the twelve months ended December 31, 2001 and 2000
(In thousands of Canadian dollars)

	Quarter to Dec 31: 2001	Quarter to Dec 31: 2000	12 months to Dec 31: 2001	12 months to Dec 31: 2000
	(unaudited)			
Cash provided by (used in):				
Operating activities:				
Net income	$10,001	$7,369	$44,931	$27,470
Items not affecting cash:				
Amortization	3,081	2,743	11,811	10,327
Future income taxes	(5,565)	(2,013)	(873)	(276)
Net realized gains	(5,785)	(4,494)	(12,079)	(10,444)
Amortization of bond premiums & discounts	(88)	(792)	(4,856)	(2,977)
	1,644	2,813	38,934	24,100
Net change in non-cash balances:	58,883	36,442	168,394	68,406
	60,527	39,255	207,328	92,506
Financing activities:				
Increase of share capital, net	138,291	421	207,751	19
Decrease in bank indebtedness	(3,825)	(12,187)	(7,035)	(14,445)
	134,466	(11,766)	200,716	(14,426)
Investing activities:				
Purchase of investments	(606,250)	(372,605)	(2,277,643)	(1,249,692)
Proceeds from sale of investments	430,927	375,243	1,958,678	1,221,913
Financed premiums receivable, net	14,126	(14,217)	(7,546)	(24,191)
Purchase of subsidiaries	(2,336)	(4,468)	(2,336)	(4,468)
Additions to capital assets	(2,920)	(1,447)	(12,837)	(3,864)
	(166,453)	(17,494)	(341,684)	(60,302)
Increase in cash during period	28,540	9,995	66,360	17,778
Cash, beginning of period	67,660	19,845	29,840	12,062
Cash, end of period	$96,200	$29,840	$96,200	$29,840

KINGSWAY ANNOUNCES APPOINTMENT OF NEW DIRECTORS

Toronto, Ontario (February 26, 2002) – William G. Star, Chairman and Chief Executive Officer of Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) is pleased to announce the appointment of James Corcoran and J. Brian Reeve to the Company's Board of Directors.

Mr. Corcoran received a B.A. from Iona College and a J.D. from Fordham University of Law. During his distinguished career, Mr. Corcoran has held various senior positions in the insurance industry and from 1983 to 1990 he served as the Superintendent of Insurance for the State of New York. After 1990, he has been partner in various U.S. law firms and has held senior positions in the insurance industry.

Mr. Reeve earned a B.A. from the University of Western Ontario, an LLB from Osgoode Hall Law School, MBA from York University and was called to the bar in 1982. He is a member of the Executive Committee as well as the Practice Group Leader of the Financial Services Group of Cassels Brock and Blackwell LLP, a Toronto law firm where he specializes in the regulation and corporate governance of insurance companies. He has also been a special advisor to both the Ontario and Federal Ministries of Finance on insurance matters and has served on the boards of several Canadian insurance companies, as well as being the chief Agent in Canada for several foreign insurers.

The nine member Board of Kingsway Financial is now comprised of David Atkins, John Beamish, James Corcoran, Thomas Di Giacomo, Bernard Gluckstein, Brian Reeve and Michael Walsh, who are "outside" and "unrelated" directors under the TSE definition for corporate governance purposes, together with Bill Star and James Zuhlke who are officers of the Company.

"I am pleased to welcome both Jim and Brian to the board of Kingsway Financial", said Bill Star, Chairman and Chief Executive Officer. "Jim's experience and knowledge of the U.S. insurance industry and regulatory environment and Brian's experience in the Canadian insurance industry bring additional strength to our board".

The company also announced the following appointments of outside directors to supplement the boards of Kingsway General Insurance Company ('Kingsway') and York Fire and Casualty Insurance Company ('York'). John Beamish and Paul Iacono were appointed to the Board of Directors of Kingsway and York, and Bernard Gluckstein was appointed to the Board of Directors of York. Mr. Iacono, Q.C. earned a degree in political science and economics from the University of Toronto, graduated from Osgoode Hall Law School and was called to the bar in 1972. He co-founded the law firm known as Iacono Brown and has practiced exclusively in the fields of insurance, tort and personal injury law.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

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For further information, please contact:
Shaun Jackson, Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY PRESENTS AT THE RAYMOND JAMES & ASSOCIATES 23RD ANNUAL INSTITUTIONAL INVESTORS CONFERENCE AND RECEIVES INVESTOR RELATIONS AWARD

Toronto, Ontario (February 26, 2002) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) will participate in the Raymond James & Associates 23rd Annual Institutional Investors Conference to be held March 4th, 5th and 6th in Orlando, Florida. William G. Star, Chairman, President and Chief Executive Officer and W. Shaun Jackson, Executive Vice President & Chief Financial Officer will be discussing Kingsway Financial's recent business developments and market opportunities.

In conjunction with this appearance, Kingsway Financial will broadcast its live conference presentation on the Internet on March 4th at 12:20 p.m. Listeners will need to register at the following address: http://customer.nvglb.com/RaymondJames/Instituional/. Listeners should go to this site at least 15 minutes prior to the event to register, download and install any necessary software, Microsoft Windows Media Player or RealPlayer. You will be able to preregister beginning February 15th. For those unable to listen to the live broadcast, a replay will be available for 90 days by accessing the address above. There is no charge to access the event.

Investor Relations Magazine Canada Awards 2002

On February 19th, 2002 the Company received the 'Investor Relations Magazine' award for 'Best Investment Community Meetings'. In addition, it was one of the few companies to receive honorable mentions in the 'Best Overall Investor Relations', 'Best Use of Conferencing' and 'Best Senior Management Communications' categories.

All Canadian companies, regardless of size, compete for the awards and are voted on by the investment community. Thomson Financial/Carson interviewed over 250 Canadian portfolio managers, and more than 500 retail investors were surveyed by World Investor Link to obtain the results.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

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For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES ANNOUNCES TENDER OFFER TO ACQUIRE AMERICAN COUNTRY

Toronto, Ontario (February 27, 2002) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) announced today that it has begun a tender offer to purchase all of the issued and outstanding Common Stock and Series A Convertible Preferred Stock and all Class A Common Stock Purchase Warrants of American Country Holdings Inc. ("American Country"). The consideration being offered in the tender offer is U.S $2.10 for each share of Common Stock, U.S. $12 for each share of Preferred Stock (plus an amount to reflect the value of accrued dividends at expiration of the offer) and U.S. $0.175 for each Class A Common Stock Purchase Warrant, in each case net to the seller in cash.

Based on the U.S. $1.38 closing price of the American Country Common Stock on the NASDAQ Small Cap Market on February 19th, 2002, the last day on which the American Country Common Stock traded, the offer represents a 52% premium to this price. "Although the Board of American Country has not approved this offer or otherwise commented on it as of this date, we believe that the Offer represents full and fair value to the American Country shareholders and encourage American Country shareholders to tender into the Offer", said William G. Star, Chairman, President and Chief Executive Officer of Kingsway. The Offer expires at 12:00 midnight (New York City time), on Monday, April 1, 2002.

The offer is conditioned upon, among other things (1) the tender of common and preferred stock representing, together with shares already owned by Kingsway and its subsidiaries, at least the majority of the total voting stock of American Country, (2) Kingsway being satisfied in its sole discretion that the restrictions of Section 203 of the Delaware General Corporation Law would not apply to Kingsway in connection with the offer, and (3) the receipt of any required insurance regulatory approvals, including that of the Illinois Director of Insurance. If the conditions to the offer are met and Kingsway accepts the tendered securities for payment, Kingsway expects that the offer will be followed by a merger or similar transaction at the same price. The offer is not conditioned on financing.

According to American Country's most recently publicly filed reports, there were approximately 9.6 million shares of common stock outstanding and there were 305,000 preferred shares outstanding (convertible into 1,742,855 common shares). The preferred shares vote together with the common shares on an as-converted basis. Kingsway beneficially owns approximately 555,500 shares of common stock and 100,000 shares (convertible into 571,429 common shares) of preferred stock of American Country.

In connection with the offer, Advest, Inc. has been retained as the Dealer Manager and Mellon Investor Services LLC as the Information Agent. Kingsway Financial Services Inc. is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol 'KFS'. The common shares of American Country are listed and principally traded on the NASDAQ Small Cap Market under the trading symbol 'ACHI'.

* * * *

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF AMERICAN COUNTRY. AT THE TIME THE OFFER IS COMMENCED, KINGSWAY WILL FILE A TENDER OFFER STATEMENT AND AMERICAN COUNTRY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. AMERICAN COUNTRY SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, BOTH OF WHICH WILL BE FILED WITH THE SEC. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF AMERICAN COUNTRY, AT NO EXPENSE TO THEM, BY CONTACTING MELLON INVESTOR SERVICES LLC AT (888) 509-7935. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.

Forward Looking Statements

The statements contained in this press release that are not statements of historical fact, including without limitation, statements containing the words "believes", "expects", and words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties that are difficult to predict. Moreover, from time to time Kingsway may issue other forward-looking statements. Actual outcomes and results may differ materially from what is expressed or forecast in forward-looking statements. Factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in Kingsway's SEC filings. Kingsway disclaims any obligation to update forward-looking statements to reflect future events or revised expectations.

About the Company

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com